FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                             September 21, 2001


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              2 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  N/A
                                              -----


Attached hereto and incorporated by reference herein is Registrant's 2000 Proxy Statement.



                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)


                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer


Dated: September 21, 2001